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CORNERSTONE REALTY FUND, LLC

SUPPLEMENT NO. 3
DATED JANUARY 7, 2003
TO THE PROSPECTUS DATED MAY 7, 2002
OF CORNERSTONE REALTY FUND, LLC

        This Supplement No. 3 supplements, modifies or supersedes certain information contained in the prospectus of Cornerstone Realty Fund, LLC, dated May 7, 2002, and must be read in conjunction with our prospectus and Supplement No. 2 dated December 13, 2002.

        The purpose of this Supplement No. 3 is to:

  •
  update the status of the offering;

  •
  describe a recently acquired property;

  •
  revise the "Management's Discussion of Financial Condition and Results of Operations" section of the prospectus.

STATUS OF THE OFFERING

        The offering of units in Cornerstone Realty Fund, LLC pursuant to the prospectus, commenced in August 2001. As of December 5, 2001, the dealer manager sold the minimum number of securities offered (6,000 units). As of January 2, 2003, the fund has raised $9,030,500 in gross offering proceeds (18,061 units). The offering will end on August 6, 2003.

REAL PROPERTY INVESTMENTS

        The following section regarding a property that we acquired is inserted at the end of the "Real Property Investments" section of our prospectus and must be read in conjunction with Supplement No. 2.

Real Property Investments

Sky Harbor Business Park, Northbrook, Illinois

        On December 27, 2002, we acquired an existing multi-tenant industrial business park known as the Sky Harbor Business Park, a single-story building built in 1976 of approximately 41,422 square feet of leasable space on approximately 2.145 acres of land. The acquisition price was $2,575,000 plus approximately $40,000 of closing costs (which are not fully determined at this time), which equates to approximately $63 per square foot of leasable space. The property was 100% leased on the acquisition date to six tenants whose spaces range in size from approximately 5,000 square feet to over 12,000 square feet. We purchased this property for all cash, without debt financing.

        The property is located in the Chicago area, specifically in the Northern Cook County Industrial sub-market in the Village of Northbrook, Illinois.

        The property's historical occupancy rates are as follows:

Year Ending December 31	Average Annual Occupancy (%)
1996(1)	85%
1997	58%
1998	85%
1999	100%
2000	100%
2001	100%
2002	100%
(1)
reflects partial year data

        The following table sets forth certain information with respect to the property's existing leases at the date of acquisition:

Tenant Name	Total Square Feet Leased	Expiration Date	Renewal Options	Current Annual Rent ($)	Base rent per sq.ft. per annum ($)
Byron Udell & Associates	12,002	Jun-03	—	121,220	10.10
F & F Office Supply Company	5,016	Sep-04	—	39,911	7.95
One Plus Corporation	5,000	May-03	—	37,314	7.46
Quantum Color Graphics, LLC	7,710	Jan-04	—	53,745	6.97
Sculpture Group	6,245	Mar-05	—	54,000	8.64
The Chase Group	5,449	Mar-07	—	29,964	5.49

        The following table sets forth lease expiration information for the next ten years:

Year Ending Dec. 31	No. of Leases Expiring	Approx. Amount of Expiring Leases (Sq. Feet)	Base Rent Of Expiring Leases (Annual $)	Percent of Total Leasable Area Expiring (%)	Percent of Total Annual Base Rent Expiring (%)
2003	2	17,002	158,534	41.05%	47.16%
2004	2	12,726	93,656	30.72%	27.86%
2005	1	6,245	54,000	15.08%	16.06%
2006	—		—	—	—
2007	1	5,449	29,964	13.16%	8.91%
2008
2009	0	0	0	0.00%	0.00%
2010	0	0	0	0.00%	0.00%
2011	0	0	0	0.00%	0.00%
2012	0	0	0	0.00%	0.00%

        An appraisal ordered for the purchase of this property, prepared in conformity with the Uniform Standards of Professional Practice and the Code of Ethics of the Appraisal Institute by an independent appraiser who is a member of the Appraisal Institute, reported the prospective market value for the Sky Harbor Business Park as of November 28, 2002, at $2,900,000.

        For federal income tax purposes, the depreciable basis of the property is estimated at approximately $2,170,000, which is subject to final adjustment. The depreciation expense will be calculated using the straight-line method, based upon an estimated useful life of 39 years.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The information contained on page 13 of our prospectus in the section entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—Recent Developments" is amended to insert the following at the end of the section:

        On December 27, 2002, the Fund acquired its second multi-tenant industrial business park known as the Sky Harbor Business Park, a single-story building of approximately 41,422 of leasable square feet on approximately 2.145 acres of land.

        In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, the Fund's management considered a variety of factors including overall valuation of net rental income, location, demographics, physical condition, tenant mix, quality of tenants, length of leases, price per square foot, occupancy, and comparable value to other properties in the local market.

        This property is located in Northbrook, Illinois, a suburb of Chicago, Illinois. As the hub of the Midwest, Chicago has long been one of the largest industrial markets in the United States and ranks second behind Los Angeles in total industrial inventory.

        Northbrook, Illinois is specifically located in the Northern Cook County Industrial sub-market, one of the highest tenant demand industrial sub-markets in the greater Chicago area. This sub-market enjoyed an overall industrial occupancy rate of approximately 91.1% through the third quarter of 2002 as reported by a prominent national real estate leasing and brokerage company. This represents the fourth highest occupancy rate of the fifteen most active industrial sub-markets compared within the greater Chicago area.

        The Village of Northbrook is an affluent suburb of the city of Chicago with some of the highest income levels in the entire Chicago metropolitan area. Within a one-, three- and five-mile radius of the subject property, the average household income ranges from a low of $167,000 to a high of $187,000, as reported by a national statistical reporting company.

        We believe that this property is well located, has good roadway access and will attract quality tenants.

        The Sky Harbor Business Park contains a total of six individual tenant spaces. Five of the tenant spaces are approximately 5,900 square feet, and average a traditional mix of approximately seventy percent warehouse space to thirty percent office space. The sixth space contains 12,002 square feet and currently contains approximately seventeen percent warehouse space to eighty three percent office space. The Fund's management has budgeted approximately $335,000 for tenant improvement costs and leasing commissions primarily to convert this space back to a more traditional 70%/30% warehouse/office mix. Management believes this will enhance the property's ability to attract more light industrial tenants, improve parking, and maintain a stable occupancy. As of the date of the acquisition, the property was 100% leased. Five of the six tenants currently have a combination of modified industrial gross leases and triple net leases at an average monthly rental rate of $0.73 per leasable square foot.

        The current estimated cost to replace the land, buildings and improvements at the Sky Harbor Business Park as of the acquisition date is calculated at approximately $4,550,000. This estimated replacement cost equates to approximately $110 per square foot. The total acquisition cost of the Park is estimated at approximately $2,615,000. Management estimates the total future capitalized cost of the property will be approximately $2,950,000, which is believed to represent an approximate 35% discount from the estimated cost of building this property new.

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SUPPLEMENT NO. 3 DATED JANUARY 7, 2003 TO THE PROSPECTUS DATED MAY 7, 2002 OF CORNERSTONE REALTY FUND, LLC
STATUS OF THE OFFERING
REAL PROPERTY INVESTMENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS